ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 29, 2016	Nathan Somogie
T +1 617 951 7326
F +1 617 235 0073
nathan.somogie@ropesgray.com

VIA EDGAR

Mr. Kenneth Ellington

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Pantheon Fund, LLC (File No. 811-22973) (the “Fund”) and AMG Pantheon Master Fund, LLC (File No. 811-22972) (the “Master Fund”)

Dear Mr. Ellington:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on July 1, 2016 and July 11, 2016 in connection with the Staff’s review, pursuant to the Sarbanes-Oxley Act of 2002, of the periodic reports filed by the Fund and the Master Fund from time to time on Form N-CSR and Form N-Q (the “Reports”). The Staff’s comments are summarized below and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings set forth in the Reports.

Fund’s Reports

1.          Comment:   Please explain to the Staff what is included in the amount represented by the caption “Receivable from Investment Manager” in the “Statement of Assets and Liabilities” in the Fund’s annual report filed on Form N-CSR for the period ended March 31, 2016. Please explain how the receivable is settled and whether the receivable is settled at the same time and on the same terms as the Fund’s management fee. Specifically, if the receivable represents amounts payable to the Fund by the Investment Manager pursuant to the Fund’s Expense Limitation and Reimbursement Agreement, please confirm whether the receivable is cash-settled against the Fund’s management fee.

Response:  The Fund confirms that the amount represented by the caption “Receivable from Investment Manager” in the “Statement of Assets and Liabilities” reflects the amount payable to the Fund by the Investment Manager pursuant to the Fund’s Expense Limitation and Reimbursement Agreement as of March 31, 2016. On a periodic basis (approximately 30-45 days after the end of each month), the receivable is netted against the Fund’s management fee and the cash is either deposited in, or wired out of, the Fund’s custody account.

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2.          Comment:   Please explain supplementally why the “Professional fees” listed in the Fund’s “Statement of Operations” are such a large proportion of the overall expenses presented in the Fund’s annual report filed on Form N-CSR for the period ended March 31, 2016.

Response:   The Fund notes that “Professional fees” are primarily attributable to legal fees borne by the Fund as a result of the complicated and novel regulatory and accounting issues posed by the Fund’s structure and investment strategy.

Master Fund’s Reports

3.          Comment:   In future filings on Form N-CSR, please include disclosure in a footnote to the “Schedule of Investments” that explains how investors in the Master Fund may obtain an annual report for the Dreyfus Institutional Cash Advantage Fund, which represents approximately 66.8% of the Master Fund’s total investments as of March 31, 2016.

Response:   The Master Fund intends to diversify its money market holdings such that no single investment will represent such a large proportion of the Master Fund’s total investments in the future. Nevertheless, for so long as 40% or more of the Master Fund’s assets are invested in the Dreyfus Institutional Cash Advantage Fund, the Master Fund will include the following footnote to the “Schedule of Investments,” as applicable, in future filings on Form N-CSR:

“A copy of the Dreyfus Institutional Cash Advantage Fund’s annual report to shareholders may be obtained without charge on the SEC’s website (http://www.sec.gov).”

4.          Comment:   In future filings on Form N-CSR, please add a caption for “Commitments and Contingent Liabilities” to the “Statement of Assets and Liabilities,” in accordance with Rule 6-04(15) of Regulation S-X, to reflect the amount of any unfunded capital commitments that are required to be recognized as a contingent liability in the Master Fund’s financial statements.

Response:   The Master Fund confirms that it will include a caption for “Commitments and Contingent Liabilities” in future filings on Form N-CSR if the Master Fund is required by FASB Accounting Standards Codification (“ASC”) 450-20 or ASC 820 to recognize a contingent liability (for example, in situations where there is unrealized appreciation or depreciation on the unfunded portion of a capital commitment).

5.          Comment:   Please explain supplementally why the “Ratio of total expenses to average net assets (without reimbursements and waivers)” (6.57%) in the “Financial Highlights” section of the Master Fund’s annual report for the period ended March 31, 2016 differs significantly from the “Total Annual Expenses” (prior to fee waivers and expense reimbursements) (2.81%) in the fee table in the Master Fund’s registration statement filed with the Commission on October 26, 2015.

- 3 -	July 29, 2016

Response:   The Master Fund notes that the “Ratio of total expenses to average net assets (without reimbursements and waivers)” in the “Financial Highlights” section of the Master Fund’s annual report for the period ended March 31, 2016 differs from the “Total Annual Expenses” (prior to fee waivers and expense reimbursements) reflected in the fee table in the Master Fund’s registration statement primarily because of the legal fees borne by the Master Fund as a result of the complicated and novel regulatory and accounting issues posed by the Master Fund’s structure and investment strategy, together with the Master Fund’s lower-than-expected asset size. The Master Fund notes that these amounts are limited by the Master Fund’s Expense Limitation and Reimbursement Agreement.

6.          Comment:   Note 3 to the financial statements in the Master Fund’s annual report filed on Form N-CSR for the period ended March 31, 2016 discloses an aggregate balance of unfunded capital commitments of $2,041,679. In future filings on Form N-CSR, please list each unfunded commitment separately by portfolio company and confirm that the unfunded commitments are accounted for in accordance with FASB ASC 820 (“Fair Value Measurement”) and the comments discussed at the January 2006 AICPA Investment Company Expert Panel Meeting.

Response:   The Master Fund confirms that its unfunded capital commitments are accounted for in accordance with FASB ASC 820 (“Fair Value Measurement”). The Master Fund has considered the comments discussed at the January 2006 AICPA Investment Company Expert Panel Meeting and notes that, unlike commitments to unfunded senior loans, unfunded commitments to Investment Funds and their portfolio companies generally do not have “value” (i.e., unrealized appreciation or depreciation) to the Master Fund. The Master Fund notes that when the committed capital is called, the capital is invested in the Investment Fund or portfolio company at fair value (i.e., no pre-existing gain or loss is recognized), and during a secondary market transaction, the unfunded commitment is not considered in determining a transaction price.

The Master Fund respectfully submits that because unfunded commitments are not separately tradable and are generally attached to the private equity investments to which they relate, disclosure of the unfunded commitment by portfolio company in the “Schedule of Investments” is not required under U.S. generally accepted accounting principles. Furthermore, because the unfunded commitments have no value to the investing fund, the Master Fund respectfully submits that disclosing unfunded commitments by portfolio company is qualitatively immaterial and would not enhance understanding of the Master Fund’s private equity investments by users of the Master Fund’s financial statements.

  7.        Comment:   Please confirm supplementally that the Master Fund has sufficient liquid assets to meet its obligations under its unfunded capital commitments.

- 4 -	July 29, 2016

Response:     The Master Fund confirms that it has sufficient liquid assets to meet its obligations under its unfunded capital commitments.

8.          Comment:   With respect to the aggregate balance of unfunded commitments disclosed in Note 3 to the financial statements in the Master Fund’s annual report filed on Form N-CSR for the period ended March 31, 2016, please confirm supplementally that for all investments that calculate a net asset value (“NAV”) or equivalent, the appropriate disclosures regarding the nature and risks of the investments, and whether the investments, if sold, are probable of being sold at amounts different from NAV per share, have been made pursuant to FASB ASC 820-10-50-6A.

Response:     The Master Fund confirms that for all investments that calculate an NAV or equivalent, the appropriate disclosures regarding the nature and risks of the investments, and whether the investments, if sold, are probable of being sold at amounts different from NAV per share, have been made pursuant to FASB ASC 820-10-50-6A. Additionally, in future filings on Form N-CSR, the Master Fund will disclose unfunded commitments by class of investment instead of in aggregate.

9.          Comment:   In future filings on Form N-Q, please include information responsive to Rule 12-12 of Regulation S-X, including the following amounts based on cost for Federal income tax purposes: (a) aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or depreciation, and (d) the aggregate cost of securities for Federal income tax purposes.

Response:   The Master Fund will ensure that such information is included in future filings on Form N-Q.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 951-7326.

Very truly yours,

/s/ Nathan D. Somogie

Nathan D. Somogie, Esq.

cc:	Mark J. Duggan, AMG Funds LLC

Kara Zanger, Pantheon Ventures

Gregory C. Davis, Esq.